

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

      Re: Pershing Square SPARC Holdings, Ltd./DE
          Amendment No. 5 to Registration Statement on Form S-1
          Filed February 3, 2023
          File No. 333-261376

Dear William A. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-1 filed February 2, 2023

General

1. Please note that the Division of Investment Management is continuing to review the revised disclosures and may have further comment.

Cover page

2. We note that the percentage of Pubic Shares into which the Sponsor Warrants are exercisable will be 4.95% of the total funds from the exercise of SPARs plus the Additional Forward Purchase, divided by the amount of funds that would have been raised if all SPARs had been exercised, not to exceed 1.0. Please clarify whether the "amount of funds that would have been raised" in the denominator is limited to the funds from the exercise of SPARs, or if it refers to all funds raised, including from the exercise of all of

the SPARs plus the Additional Forward Purchase. Consider providing an illustrative example or brief explanation of a scenario that would cause the Proration to equal 1.0 or to be less than 1.0. For example, clarify, if true, that the exercise price will remain at 4.95% and there will be no Proration unless the sum of the proceeds from the SPAR exercises plus the Additional Forward Purchase taken together are less than the maximum potential SPAR exercise proceeds.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.